 1-A/A LIVE 0001671084 XXXXXXXX 024-10555 true false false Pikon Group Inc. WY 2016 0001671084 6500 26-0751936 0 3 333 SYLVAN AVE. SUITE LL5 ENGLEWOOD CLIFFS NJ 07632 2012812211 Adam S. Tracy Other 1500.00 0.00 0.00 0.00 1500.00 3500.00 0.00 3500.00 -2000.00 1500.00 0.00 3500.00 0.00 -3500.00 0.00 0.00 Common 15000000 na na 0 0 true true false Tier1 Unaudited Debt Y N N Y N N 1000 1000000.00 0.00 0.00 0.00 1000000.00 Securities Compliance Group 15000.00 false true CA CO NJ NY PA VA CA CO NJ NY PA VA false Pikon Group Common Stock 15000000 0 $1,500 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.